March 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:	Rich Star Development Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed January 31, 2011 File No. 333-166454

Ladies and Gentlemen:

This letter sets forth the responses of Rich Star Development Corporation ("Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of February 16, 2011.

Responses to Comments:

1.	The registration statement has been revised to include updated financial statements and related disclosure as required by Rule 8-08 of Regulation S-X.

2.	The registration statement has been revised to state clearly that the Company does not have sufficient cash on hand to commence operations.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Man Yee Kung
Man Yee Kung
President